SEC 14045631 ISSION

D.C. 20549

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Passco Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Corporate Park Dr #200
(No. and Street)

Irvine (City) CA (State) 92606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas B Jahncke 949-263-7904
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balser Horowitz Frank & Wakeling
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Ave #1010 (Address) Santa Ana (City) CA (State) 92705 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2014 WASH, D.C. 191

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/14/14

OATH OR AFFIRMATION

I, Thomas B. Jahncke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Passco Capital Inc, as of 12/31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

L. BEVERLY
Commission # 1901479
Notary Public - California
Orange County
My Comm. Expires Aug 27, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PASSCO

PASSCO Capital, Inc.
Member FINRA/SIPC

96 Corporate Park
Suite 200
Irvine, CA 92606

949-442-1000 tel
949-442-2460 fax
877-4-PASSCO toll free

February 26, 2014

SEC Headquarters
SEC Registrations Branch
Mail Stop 8031
100 F. Street, NE
Washington, DC 20549

Sent Via Federal Express

RE: Passco Capital, Inc. Audit Report

To Whom It May Concern:

Enclosed please find two (2) originals for Passco Capital, Inc. Independent Auditor's Report for December 31, 2013, one (1) original SIPC letter and one (1) original Annual Audited Report Form X-17A-5 Part III.

Should you have any questions please don't hesitate to contact Tom Jahncke, President of Passco Capital directly at 949-263-7904.

Thank you!

Sincerely
Passco Capital, Inc.

Thomas B. Jahncke
President

SEC MAIL PROCESSING
RECEIVED
FEB 27 2014
WASH. D.C.
191
SECTION

/lbd
Enclosures

BHF&W

Balser Horowitz Frank & Wakeling

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
Passco Capital, Inc.
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Passco Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Passco Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Passco Capital, Inc.'s management is responsible for the Passco Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

1551 N. Tustin Avenue, Suite 1010 | Santa Ana, CA 92705
Phone: (714) 543-1035 | Fax: (714) 543-1567
www.bhfw.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 18, 2014

PASSCO CAPITAL, INC.

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Check #	Check Date	Vendor Name	Amount
5099	1/24/2013	Securities Investor Protection Corp	$ 1,453.77
5447	9/6/2013	Securities Investor Protection Corp	2,691.60
5509	9/27/2013	Securities Investor Protection Corp	56.00
		Total payments made	$ 4,201.37

PASSCO CAPITAL, INC.

INDEPENDENT AUDITORS' REPORT

December 31, 2013

PASSCO CAPITAL, INC.

December 31, 2013

TABLE OF CONTENTS

BHF&W

Balser Horowitz Frank & Wakeling

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Passco Capital, Inc.
Irvine, California

Report on the financial statements

We have audited the accompanying statement of financial condition of Passco Capital, Inc. (the Company) as of December 31, 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1551 N. Tustin Avenue, Suite 1010 | Santa Ana, CA 92705
Phone: (714) 543-1035 | Fax: (714) 543-1567
www.bhfw.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Passco Capital, Inc. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained on pages 11 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 18, 2014

PASSCO CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash and cash equivalents	$	148,161
Accounts receivable		22,500
Prepaid expenses		8,333
Total assets	$	178,994

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	29,875
Income tax payable		580
Total liabilities		30,455
Stockholder's equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid in capital		8,000
Retained earnings		130,539
Total stockholder's equity		148,539
Total liabilities and stockholder's equity	$	178,994

See accompanying notes and independent auditors' report

PASSCO CAPITAL, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2013

Revenue	
Sales commissions	$ 5,134,238
Due diligence fee	416,335
Lead underwriter fee	831,240
Marketing allowance	831,240
Debenture extension fee	7,430
Total revenue	7,220,483
Operating expenses	
Commissions	5,697,875
Consulting fees	554,000
Debenture extension fee	7,430
Due diligence fee	250,979
Marketing allowance	599,038
Miscellaneous fees	34,783
Office expenses	41,250
Outside services	30,532
Total operating expenses	7,215,887
Income before provision for income taxes	4,596
Provision for income taxes	1,380
Net income	$ 3,216

See accompanying notes and independent auditors' report

PASSCO CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2012	$ 10,000	$ 8,000	$ 127,323	$ 145,323
Net income	-	-	3,216	3,216
Balances, December 31, 2013	$ 10,000	$ 8,000	$ 130,539	$ 148,539

See accompanying notes and independent auditors' report

PASSCO CAPITAL, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2013

As of the audited year ended December 31, 2013, no subordinated liabilities or agreements exist in the financial statements of Passco Capital, Inc.

PASSCO CAPITAL, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

Cash flows from operating activities		
Net income	$	3,216
Changes in operating assets and liabilities:		
Accounts receivable		(3,500)
Prepaid expenses		3,917
Accounts payable		7,130
Income tax payable		(471)
Net cash change from operating activities		10,292
Net change in cash and cash equivalents		10,292
Cash and cash equivalents, beginning of year		137,869
Cash and cash equivalents, end of year	$	148,161
Supplemental disclosures of cash flow information		
Cash paid for:		
Income taxes	$	1,380
Interest	$	-

There were no investing, financing or non-cash financing activities for the year ended December 31, 2013.

Note 1 – Summary of significant accounting policies

Organization and nature of business

Passco Capital, Inc. (the Company), a California corporation, was incorporated on March 16, 1998, and adopted a fiscal year of December 31. It maintains its principal and only active office in Irvine, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of undivided Delaware statutory trust (DST) and limited liability company (LLC) membership interests.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Receivable

The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income taxes

The provision for taxes and related asset or liability includes Federal and State of California income taxes.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, Accounting for Uncertainty in Income Taxes. The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's balance sheets and statements of income and retained earnings. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

Revenue recognition

Substantially all the revenue of the Company consists of commissions, due diligence fees, lead underwriter fees, marketing allowance fees and debenture extension fees from the sale of undivided DST and LLC membership interests. Revenue is recorded upon the sale of these interests.

Note 1 – Summary of significant accounting policies (continued)

Concentrations

Credit risk

The Company maintains one bank account, the balance of which may, at times, be in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses in this account. Management does not believe that the Company is exposed to any significant credit risk in connection with cash and cash equivalents.

Revenue

The Company processes all offerings and sale of undivided DST and LLC membership interests for Passco Companies, LLC. See Note 3 for related party disclosure.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Note 2 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2013, the Company had net capital of $117,706, which was $112,706 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 25.87% at December 31, 2013.

Note 3 – Related party transactions

The Company received commissions from Passco Companies, LLC, and affiliates of this entity totaling $5,134,238, from the sale of undivided DST and LLC membership interests for the year ended December 31, 2013.

Note 3 – Related party transactions (continued)

The Company has entered into an expense sharing agreement with Passco Companies, LLC, under which Passco Companies, LLC would be responsible for the rent, utilities, telephone, postage, copies, and office supplies of the Company. During the year ended December 31, 2013, the company paid Passco Companies, LLC $530,000 for consulting fees not related to the expense agreements.

Note 4 – Income taxes

The provision for income taxes for the year ended December 31, 2013, consisted of the following:

Income Taxes	
Federal	$ 580
State	800
	$ 1,380

Note 5 – Subsequent events

Management has evaluated subsequent events through February 18, 2014, the date on which the financial statements were available to be issued.

PASSCO CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Computation of net capital

Total stockholder's equity	$	148,539
Deduct nonallowable assets		(30,833)
Net capital	$	117,706

Aggregate indebtedness

Items included in statement of financial condition:		
Other accounts payable	$	30,455
Total aggregate indebtedness	$	30,455
Ratio: Aggregate indebtedness to net capital		25.87%

Computation of basic net capital requirement

Minimum dollar net capital required:		
Company	$	5,000
6-2/3% of total aggregate indebtedness		2,030
Minimum dollar net capital required		5,000
Excess net capital		112,706
Net capital less 120% of minimum net capital requirement		111,706
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	117,706

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

PASSCO CAPITAL, INC.

STATEMENT UNDER RULE 17A-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

The audit disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17A-5 Part IIA dated December 31, 2013, with the final audit report attached.

PASSCO CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

PASSCO CAPITAL, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

BHF&W

Balser Horowitz Frank & Wakeling

Certified Public Accountants

February 18, 2014

To the Board of Directors
Passco Capital, Inc.
Irvine, California

In planning and performing our audit of the financial statements of Passco Capital, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1551 N. Tustin Avenue, Suite 1010 | Santa Ana, CA 92705
Phone: (714) 543-1035 | Fax: (714) 543-1567
www.bhfw.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 18, 2014